Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 22, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morria Biopharmaceuticals PLC

Registration Statement on Form F-1/A

Filed December 3, 2012,

as amended on December 27, 2012

File No. 333-185247

Ladies and Gentleman:

On behalf of Morria Biopharmaceuticals PLC (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Amendment”), as originally filed with the Commission on December 3, 2012 and as amended on December 27, 2012. We are also delivering three complete courtesy copies of the Amendment to the attention of Rose Zukin, Esq. of the Commission.

Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated January 8, 2013, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Amendment No. 1 to Registration Statement on Form F-1

1.	Please update your Compensation information to provide executive compensation disclosure for the 2012 fiscal year. Please refer to Item 4 of Form F-1 and Item 6 of Form 20-F for guidance.

Response: In response to the Staff’s comment, the Company has updated the compensation information to provide executive compensation disclosure for the 2012 fiscal year.

Exhibit 5.1

2.	Please refer to your response to comment 2 regarding assumptions or qualifications that appear to be neither necessary nor appropriate. It appears that the revised legal opinion continues to include assumptions concerning facts that are readily ascertainable. For example, refer to the assumption relating to whether the resolutions of the board of directors have not been amended or rescinded contained in section 2.4; and that no members’ or creditors’ voluntary winding up resolution has been passed and no petition has been presented and no order has been made for the administration, winding up or dissolution of the Company and no receiver, administrative receiver, administrator or similar officer has been appointed in relation to the Company or any of its assets in section 2.17. We also note that there are assumptions, the purpose of which is unclear, such as the assumption that no shares or securities in the Company are listed on any recognized investment exchange in the United Kingdom (as defined in section 285 of the Financial Services and Markets Act 2000), or the assumption stating that the Company’s place of central management and control is not in the UK, the Channel Islands or the Isle of Man for the purposes of the City Code on Takeovers & Mergers.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 22, 2013

Please have counsel revise its opinion to remove all assumptions or qualifications that are inconsistent with the staff’s views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011) or unnecessary to the substance of the opinion rendered. To the extent counsel wishes to retain the assumptions contained in the opinion, please provide us with supplemental support justifying their inclusion. Please also provide us with a blackline version showing the revisions made to the opinion.

Response: We note the Staff’s comment and UK legal counsel has revised the opinion to remove all assumptions or qualifications that it believes are inconsistent with the Staff’s views or unnecessary to the substance of the opinions rendered. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

3.	In response to prior comment 3, you have assumed that the definition of non-assessable in relation to the securities means that the holders will be under no obligation to contribute to the liabilities of the company solely in their capacity as holders of such securities. Please expand the definition of non-assessable in the opinion to address whether holders will have any obligation to make any payments or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities. For guidance, please refer to Section II.B.1.b. and c. of Staff Legal Bulletin No. 19.

Response: We note the Staff’s comment and legal counsel has revised the opinion to expand the definition of non-assessable to state that holders will not have any obligation to make any payments or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

4.	Please refer to your response to comment 4. As noted in Section II.B.3.d of Staff Legal Bulletin No. 19, the staff does not accept any limitation on the reliance of the purchasers of the securities in this offering. The following statements are impermissible limitations on reliance and should be removed from the legal opinion.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 22, 2013

•	“This Opinion is given solely to you for the purpose of the filing of a registration statement on Form F-1. It may not be used or relied upon for any other purpose or by any other person.”

•	“Our total (and where appropriate, aggregate) liability to the addressee in accordance with the provision of this letter and the opinions contained herein is limited to a maximum of £3,000,000.

Response: We note the Staff’s comment and legal counsel has revised the opinion to remove the statements set forth above which were impermissible limitations on reliance. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

*                *                *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6732 with any comments or questions and please send a copy of any written comments to this response to:

Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/	Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Jeffrey Riedler, Esq. Assistant Director (Securities and Exchange Commission)

Mark S. Cohen, Esq., Executive Chairman (Morria Biopharmaceuticals PLC)

Dr. Yuval Cohen, President (Morria Biopharmaceuticals PLC)

Dov Elefant, CFO (Morria Biopharmaceuticals PLC)